# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 10/13/2026
Filed by CIK 0001827847
Persons authorized to receive notices and communications: ROBERT W. POSTMA, WATERMILL ASSET MANAGEMENT CORP.,, 141 Mecox Road, Water Mill, New York (NY), 11976, 631-804-9883

## Reporting persons
- WaterMill Asset Management Corp.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 434,229; sole dispositive power 0; shared dispositive power 434,229; aggregate amount beneficially owned 434,229 (9.99% of the class)
  Comment: Consists of (i) 62,416 shares of common stock held by WaterMill Asset Management Corp., where Mr. Postma serves as the principal, (ii) 181,159 and 133,630 shares of common stock issuable upon the conversion of the Series A-1 and Series A-2 Convertible Preferred Stock, respectively, in each case within 60 days of October 14, 2026 (iii) 47,465 shares of common stock issuable upon the declaration of the dividends on the Series A-1 and Series A-2 Convertible Preferred Stock within 60 days of October 14, 2026 and (iv) 9,959 shares of common stock issuable upon the exercise of options exercisable within 60 days of October 14, 2026. The ownership percentage in Row 13 reflects a 9.99% beneficial ownership blocker contained in the Series A-1 and Series A-2 Convertible Preferred Stock.
- Postma Robert W (CIK 0001827847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 80,438; shared voting power 434,253; sole dispositive power 80,438; shared dispositive power 434,253; aggregate amount beneficially owned 514,691 (9.99% of the class)
  Comment: Consists of (i) 80,438 shares of common stock held by Mr. Postma, (ii) 62,416 shares of common stock held by WaterMill Asset Management Corp., where Mr. Postma serves as the principal, (iii) 24 shares of common stock held by the IRA of Mr. Postma's spouse, (iv) 181,159 and 133,630 shares of common stock issuable upon the conversion of the Series A-1 and Series A-2 Convertible Preferred Stock, respectively in each case within 60 days of October 14, 2026, (v) 47,465 shares of common stock issuable upon the declaration of the dividends on the Series A-1 and Series A-2 Convertible Preferred Stock within 60 days of October 14, 2026, and (v) 9,959 shares of common stock issuable upon the exercise of options exercisable within 60 days of October 14, 2026. The ownership percentage in Row 13 reflects a 9.99% beneficial ownership blocker contained in the Series A-1 and Series A-2 Convertible Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Florida (FL), 33301
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 3,440,670 Shares outstanding as of October 13, 2026, which is the total number of Shares outstanding as provided by the Company, plus (i) 181,159 and 133,630 shares of common stock issuable upon the conversion of the Series A-1 and Series A-2 Convertible Preferred Stock, respectively, in each case within 60 days of October 14, 2026, (ii) 47,465 shares of common stock issuable upon the declaration of the dividends on the Series A-1 and Series A-2 Convertible Preferred Stock within 60 days of October 13, 2026, and (iii) 9,959 shares of common stock issuable upon the exercise of options exercisable within 60 days of October 13, 2026.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Concurrently with the execution of that certain Agreement and Plan of Merger, dated October 13, 2026 (the "Merger Agreement"), by and among the Issuer, Velaris Therapeutics, Inc., a Delaware corporation ("Velaris"), Valkyrie Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, Valkyrie Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, the Issuer entered into a Share Repurchase and Voting Agreement (the "Repurchase Agreement") with the holders of all of its outstanding Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock (together, the "Existing Preferred Stock"), including Robert W. Postma and Jaime W. Vieser, each a director of the Issuer, and an entity affiliated with Mr. Postma. Pursuant to the Repurchase Agreement, among other things, (i) such holders agreed to convert their shares of Existing Preferred Stock into shares of Common Stock prior to the record date for the stockholders' meeting to be held pursuant to the Merger Agreement, to the extent permitted by the beneficial ownership limitations applicable thereto, (ii) such holders agreed to vote all of their shares of the Issuer's capital stock in favor of the Meeting Proposals (as defined in the Merger Agreement), and (iii) following stockholder approval of the Conversion Proposal (as defined in the Merger Agreement), the Issuer will repurchase all such shares of Common Stock and any remaining shares of Existing Preferred Stock for an aggregate cash amount equal to the liquidation value of the Existing Preferred Stock plus accrued dividends thereon (approximately $1.6 million if stockholder approval is obtained prior to February 2027). Such holders also consented to the merger proposed by the Merger Agreement and the related transactions and waived certain rights under the certificates of designation of the Existing Preferred Stock. The Repurchase Agreement was approved by a committee of disinterested directors of the Board of the Issuer.

Concurrently and in connection with the execution of the Merger Agreement, certain of the executive officers and directors of Velaris and the Issuer, including Mr. Postma and those officers and directors who continue to serve following the Closing, entered into lock-up agreements with the Issuer, pursuant to which each such individual will be subject to a 180-day lock-up on the sale or transfer of shares of Common Stock and preferred stock of the Issuer held by such individual at the Closing, including those shares received by Velaris stockholders in the Merger, subject to customary exceptions (the "Lock-up Agreements"). The lock-up period will be extended if the resale registration statement described below has not been declared effective by the SEC prior to the end of such 180-day period.

In accordance with the Merger Agreement, on October 13, 2026, Mr. Postma delivered a resignation that will become effective automatically only upon, and subject to, stockholder approval of the Conversion Proposal (as defined in the Merger Agreement).

The foregoing descriptions of the Repurchase Agreement and Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Repurchase Agreement and form of Lock-up Agreement, which are incorporated by reference as Exhibit 99.1 and Exhibit 99.2 to this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Share Repurchase and Voting Agreement, by and among Alaunos Therapeutics, Inc., Velaris Therapeutics, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on October 13, 2026).

99.2 Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 13, 2026).

## Signatures
- WaterMill Asset Management Corp.: /s/ Robert W Postma, Robert W Postma, President (10/15/2026)
- Postma Robert W: /s/ Robert W Postma, Robert W Postma (10/15/2026)